Exhibit 99.1

NOVA Chemicals Corporation
Canadian Operating Center
1000 Seventh Avenue S.W.
Calgary, Alberta
Canada T2P 5C6

www.novachemicals.com
403.750.3600 tel
403.269.7410 fax

Press Release

NOVA Chemicals responds to market questions

Pittsburgh, PA (January 21, 2009) — NOVA Chemicals today responded to comments and questions regarding the financing of the Company.

In addition to the comments we made on our January 7 Conference Call, the company noted the following information:

•      The Company had approximately $575 million of available liquidity as of December 31, 2008.

•      The Company continues to have full access to its credit facilities.

•      Although we would find purchase of our $250 million bonds due April 1, 2009, attractive at current prices, consistent with our insider trading policy we do not intend to consider purchasing any bonds until next week’s release of our fourth quarter 2008 results.

NOVA Chemicals plans to provide a liquidity update at its Quarterly Earnings Conference Call on January 29, 2009.

NOVA Chemicals produces plastics and chemicals that are essential to everyday life.  Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products. NOVA Chemicals works with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship.  Company shares are traded on the Toronto and New York stock exchanges as NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Greg Wilkinson — Vice President, Public Affairs

Tel: 412.490.4166

E-mail:  wilkinga@novachem.com

Investor Relations inquiries, please contact:

Chuck Magro — Vice President, Investor Relations

Tel: 412.490.5047

E-mail: magroc@novachem.com

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

Forward Looking Information

This news release contains forward-looking information, including NOVA Chemicals’ beliefs about its $250 million bonds due on April 1, 2009.  By its nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties.  There is significant risk that predictions, forecasts, conclusions and projections will not prove to be accurate, that NOVA Chemicals’ assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections.  Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information include:  uncertainties regarding commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; starting up and operating facilities; the impact of competition; uncertainties associated with the North American, South American, European, and Asian economies and other risks detailed from time-to-time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals.  NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement.  In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.